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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

XO Communications, Inc.

(Exact name of registrant as specified in its charter)

Delaware	54-1983517

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

11111 Sunset Hills Road, Reston, Virginia	20190

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.☒

Securities Act registration statement file number to which this form relates:     N/A     (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value

(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

     As previously reported in a Form 8-K filed on June 17, 2002, XO Communications, Inc. (“XO”) filed a voluntary petition for bankruptcy under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). In connection with such proceeding, XO filed with the Bankruptcy Court a third amended plan of reorganization of XO Communications, Inc., dated July 22, 2002 (the “Plan”). The Plan and the Plan Supplement were included as Exhibits 2.1 and 2.2 to our Form 8-K/A filed on November 26, 2002 and are incorporated herein by reference.

     Also, as previously reported in a Form 8-K filed on October 15, 2002, XO agreed with Teléfonos de Mexico, S.A. de C.V. (“Telmex”) and certain investment partnerships affiliated with Forstmann Little & Co. (“Forstmann Little”) to mutually terminate the previously announced Forstmann Little/TELMEX Investment Agreement and agreed to settle its potential claims relating thereto. In light of these developments, XO announced that it would take steps to implement the “Stand-Alone Plan” contemplated by and contained in the Plan.

     The Bankruptcy Court confirmed the Stand-Alone Plan after a hearing on November 15, 2002 (the order of the Bankruptcy Court confirming the Stand-Alone Plan, the “Confirmation Order”). The Confirmation Order XO was included as Exhibit 99.1 to our Form 8-K/A filed on November 26, 2002 and is incorporated herein by reference. XO consummated the Stand-Alone Plan, and emerged from proceedings under chapter 11 of the Bankruptcy Code, on January 16, 2003 (the “Effective Date”).

     Pursuant to the Plan and the Confirmation Order, as of the close of the Effective Date, all shares of old common stock and old preferred stock of XO were cancelled. Holders of old common stock and old preferred stock of XO are not entitled to any distribution under the Plan, but are permitted to participate in a rights offering as contemplated by the Plan. XO HAS NOT YET FILED A REGISTRATION STATEMENT WITH RESPECT TO THE RIGHTS OFFERING AND THE RIGHTS OFFERING WILL NOT COMMENCE UNTIL AFTER THE FILING AND EFFECTIVENESS THEREOF.

     The Amended and Restated Certificate of Incorporation of the Company was filed with the Secretary of State of Delaware on January 16, 2002 and is attached hereto as Exhibit 3.1 and incorporated herein by reference.

     The Amended and Restated By-Laws of the Company as in effect as of the Effective Date is attached hereto as Exhibit 3.2 and incorporated herein by reference.

     New Common Stock

Total Shares	XO has the authority to issue a total of 1,200,000,000 shares of stock which may consist of: (i) 1,000,000,000 shares of common stock, $0.01 par value (CUSIP No. 983764 83 8) (the “New Common Stock”) and (ii) 200,000,000 shares of undesignated preferred stock, $0.01 par value (the “Preferred Stock”). The Company does not have any Preferred Stock issued or outstanding.

As of the Effective Date 95,000,001 shares of New Common Stock were outstanding. Pursuant to the Plan, on the Effective Date, XO distributed 90,250,001 shares of its New Common Stock to its senior secured lenders, of which 76,578,028 shares of New Common Stock were issued to High River Limited Partnership, a partnership controlled by Mr. Carl Icahn (“High River”). Immediately following this distribution, High River Limited Partnership transferred all 76,578,028 shares of New Common Stock to Cardiff Holding LLC, a Delaware limited liability company (“Cardiff”) controlled by Mr. Icahn.

In addition to the distributions discussed above, 3,519,361 shares of New Common Stock were distributed to XO’s senior note holders. XO is holding an additional 1,230,639 shares of New Common Stock in reserve pending resolution of disputed claims of certain creditors and the subsequent distribution of such New Common Stock to holders of XO’s senior notes and XO’s other general unsecured creditors. The initial distributions to holders of XO senior notes, whose claims are undisputed, represented the amount they would be entitled to receive if all disputed claims were to be resolved in favor of the claimant. The Common Stock reserve will be distributed upon resolution of the disputed claims to holders of senior notes of XO and other general unsecured creditors.

Of the shares of New Common Stock distributed to holders of XO’s senior notes, approximately 1,500,000 shares were issued to Meadow Walk Limited Partnership (“Meadow Walk”), a partnership also controlled by Mr. Carl Icahn based on its ownership of XO senior notes. The beneficial ownership to all distributions due to

Meadow Walk under the Plan have been transferred to Cardiff. Effective as of January 16, 2003, pursuant to a new stock option plan of XO previously filed with in Exhibit 2.2 to XO’s filing on Form 8-K, dated November 26, 2002, 17,590,020 shares of New Common Stock have been reserved for issuance under the new stock option plan.

As a result of the cancellation of all of the old equity of XO and the beneficial ownership of affiliates of Mr. Icahn of approximately 85,580,000 shares of the New Common Stock in XO, representing a beneficial ownership of approximately 83.5% of XO, a change of control has occurred and Mr. Icahn, through his majority ownership and control of these affiliates, controls more than 50% of XO’s total voting power. The beneficial ownership of these affiliates of Mr. Icahn may increase if additional shares of Common Stock or warrants are issued to such affiliates as a result of the resolution of disputed claims of certain creditors in favor of XO.

Voting Rights	The New Common Stock has one vote per share and is eligible to vote on all matters that come before the stockholders, including, without limitation, election of directors to the board of directors of XO.
Dividends	If a dividend is declared by the board of directors of XO, the New Common Stock is entitled to receive dividends.
Liquidation	In the event of any dissolution, liquidation or winding-up of XO, after payment or provision for payment of XO’s debts, and subject to any amounts that may be payable in respect of any preferred class of capital stock of XO, the remaining assets will be distributed to the holders of New Common Stock on a per share basis.

Anti Takeover Provisions	The Amended and Restated Certificate of Incorporation of XO makes the anti-takeover protection of Section 203 of the Delaware General Corporate Law inapplicable to XO.

The Warrants

     Pursuant to the Plan, XO’s old general unsecured creditors and holders of XO’s senior notes will receive the following warrants to purchase shares of New Common Stock (the “Warrants”):

•	New Series A Warrants to purchase 9,500,000 shares of New Common Stock at an exercise price of $6.25 per share;

•	New Series B Warrants to purchase 7,125,000 shares of New Common Stock at an exercise price of $7.50 per share; and

•	New Series C Warrants to purchase 7,125,000 shares of New Common Stock at an exercise price of $10.00 per share.

     The Warrants will expire 7 years after the date of issuance. Each series of Warrants is identical, except as to the applicable exercise price. The exercise prices of the Series A, B and C Warrants are subject to adjustment in certain events.

     Of these warrants, Cardiff estimates it will receive Series A Warrants to purchase approximately 3,000,000 shares of New Common Stock, Series B Warrants to purchase approximately 2,250,000 shares of New Common Stock, and Series C Warrants to purchase approximately 2,250,000 shares of New Common Stock pursuant to the Plan. As of the date hereof, XO has not made any distribution of warrants to any holder of senior notes or general unsecured creditor of XO.

The Rights Offering

     Under the Plan and after the filing of a registration statement with the Securities and Exchange Commission, XO will issue to certain holders of claims and interests in XO who hold such claims and/or interests as of the November 15, 2002 record date for distributions under the Plan, rights (the “Rights”) to subscribe for up to 40,000,000 shares of New Common Stock (the “Basic Rights Shares”) at $5.00 per share, for an aggregate purchase price of up to approximately $200.0 million, through a rights offering (the “Rights Offering”). In addition, pursuant to a Shareholder Stipulation contemplated by the Plan, holders of shares of old class A common stock of XO will receive additional nontransferable rights exercisable for a up to 3,333,333 shares of New Common Stock to the extent that the Rights otherwise allocable to such holders in the Rights Offering are exercisable for less than 3,333,333 shares of New Common Stock (the “Additional Rights Shares” and collectively with the Basic Rights Shares, the “Rights Shares”). Accordingly, under the Plan and the Shareholder Stipulation, not less than 40,000,000 nor more than 43,333,333 Rights Shares will be offered in the Rights Offering.

     Pursuant to the Confirmation Order, the Rights Offering will not take place until the date a registration statement covering the offer and sale of such Rights and Rights Shares shall have been filed with the Securities and Exchange Commission (the “Registration

Statement”) and such Registration Statement shall have become effective. XO HAS NOT YET FILED A REGISTRATION STATEMENT WITH RESPECT TO THE RIGHTS AND THE RIGHTS OFFERING WILL NOT BE COMMENCED UNTIL AFTER THE FILING THEREOF.

     THIS FORM 8-A IS NOT AN OFFER TO SELL NEW COMMON STOCK, WARRANTS, RIGHTS OR ANY SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY ANY SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Item 2. Exhibits.

     Exhibits.   XO Communications, Inc.

2.1(*)	Third Amended Plan of Reorganization of XO Communications, Inc., dated July 22, 2002 (See Exhibit 2.1 to Form 8-K/A of XO Communications, Inc. filed on November 26, 2002).

2.2(*)	Plan Supplement, dated October 23, 3003 to the Third Amended Plan of Reorganization of XO Communications, Inc., dated July 22, 2002 (See Exhibit 2.2 to Form 8-K/A of XO Communications, Inc. filed on November 26, 2002).

3.1	Amended and Restated Certificate of Incorporation of XO Communications, Inc.

3.2	Amended and Restated By-Laws of XO Communications, Inc.

99.1(*)	Order Confirming Third Amended Plan of Reorganization, dated November 15, 2002 (See Exhibit 99.1 to Form 8-K/A of XO Communications, Inc. filed on November 26, 2002).

* previously filed

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

XO COMMUNICATIONS, INC

By:	/s/ Gary D. Begeman Name: Gary D. Begeman Title: Senior Vice President, General Counsel and Secretary

February 7, 2003

Exhibit Index

Exhibit No.	Description

2.1(*)	Third Amended Plan of Reorganization of XO Communications, Inc., dated July 22, 2002 (See Exhibit 2.1 to Form 8-K/A of XO Communications, Inc. filed on November 26, 2002).

2.2(*)	Plan Supplement, dated October 23, 3003 to the Third Amended Plan of Reorganization of XO Communications, Inc., dated July 22, 2002 (See Exhibit 2.2 to Form 8-K/A of XO Communications, Inc. filed on November 26, 2002).

3.1	Amended and Restated Certificate of Incorporation of XO Communications, Inc.

3.2	Amended and Restated By-Laws of XO Communications, Inc.

99.1(*)	Order Confirming Third Amended Plan of Reorganization, dated November 15, 2002 (See Exhibit 99.1 to Form 8-K/A of XO Communications, Inc. filed on November 26, 2002).

* previously filed